JULIA ARYEH Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

April 23, 2025

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention: Inessa Kessman, Robert Littlepage, Charli Wilson and Jeff Kauten

Re: CSLM Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed February 13, 2025

File No. 333-283520

Ladies and Gentlemen:

On behalf of our client, CSLM Acquisition Corp., a Cayman Islands company with limited liability (“SPAC” or the “Company”), and CSLM Holdings, Inc. the registrant, we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 (the “S-4”) filed on February 13, 2025 contained in the Staff’s letter dated February 25, 2025 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment No. 3 to the S-4 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 2 to Registration Statement on Form S-4

The Business Combination Proposal

Background of the Business Combination, page 118

1.	Please revise to include a brief discussion of your securities being delisted from Nasdaq. Refer to Item 1605(a) of Regulation S-K.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 123 of the Amendment.

2.	Please revise to include a brief discussion of the reasons for the change in the PIPE Investment Amount. Refer to Item 1605(b)(3) of Regulation S-K.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 124 of the Amendment.

Unaudited Pro Form Condensed Combined Financial Information, page 187

3.	With regards to the February 2025 amendments to various convertible notes, please disclose the reduced conversion price and how it reconciles to the fair value of your common stock in February 2025.

Response: The Company acknowledges the Staff’s comment and notes that the fair value of Fusemachines Inc.’s common stock as of February 4, 2025 was $5.84 per share. This valuation was determined using a combination of the income approach through a discounted cash flow analysis and the market approach through implementing the guideline public company method to determine the enterprise value of Fusemachines Inc. The fair value of $5.84 per share is derived by weighting the indicated enterprise value per share by (1) scenario probabilities of Fusemachines Inc. either remaining a private company or the Closing of the Business Combination and (2) discounts for lack of marketability for the common stock derived by applying an option-based approach based on the Finnerty Model. The amendments reduced the conversion prices of the convertible notes originally issued in April 2024, June 2024, and September 2024 from $4.94 per share to $3.15 per share. The amendments reduced the conversion prices of the convertible notes originally issued in October 2019 and September 2021 from a conversion price calculation of (1) $115.0 million divided by the fully diluted outstanding common stock of Fusemachines Inc. (which calculated to a conversion price of $5.03 in the draft registration statement submitted to the SEC on November 27, 2024) to a conversion price calculation of (2) $85.0 million divided by the fully diluted outstanding common stock of Fusemachines Inc. (which calculated to a conversion price of $3.72 for the draft registration statement submitted to the SEC on February 13, 2025 and a conversion price of $3.73 for this draft registration statement).

To address the Staff’s comment, the Company has disclosed the reductions to the conversion prices and the fair value of Fusemachines, Inc.’s common stock as of February 4, 2025 beginning on page 187 of the Amendment.

Executive Compensation of Fusemachines, page 293

4.	Please update your executive compensation disclosure for the fiscal year ended December 31, 2024. Refer to Item 402(m) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. The compensation disclosure for Fusemachines Inc. has been revised to include the fiscal year ended December 31, 2024, in accordance with Item 402(m) of Regulation S-K. See page 285 of the Amendment.

General

5.	Please update your MD&A and Subsequent Events footnotes to disclose significant events that occurred up to the date of your filing.

Response: The Amendment includes the audited financial statements for the fiscal year ending December 31, 2024 for each of the Company and Fusemachines Inc. Accordingly, the MD&A and Subsequent Events footnotes have been revised to disclose significant events that occurred up to the date of the Amendment.

Please contact Alexandria Kane at (212) 407-4017 or myself at (212) 407-4043 with any questions.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel

cc: Alexandria Kane